UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, March 2018
_________________________________________________________________
Commission File Number 1-38232
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports Record Software and Services Revenue in Fourth Quarter and Fiscal Year 2018
2	BlackBerry Supplemental Financial Information

Document 1

March 28, 2018

BlackBerry Reports Record Software and Services Revenue in Fourth Quarter and Fiscal Year 2018

•	Total software and services billings grew double-digits in fiscal year 2018

•	Record total company gross margin of 79 percent (non-GAAP) and 76 percent (GAAP)
Waterloo, Ontario - BlackBerry Limited (NYSE: BB; TSX: BB), an enterprise software and services company focused on securing and managing IoT endpoints, today reported financial results for the three months and twelve months ended February 28, 2018 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Fourth Quarter Fiscal 2018 Results

•
Total company non-GAAP revenue for the fourth quarter of fiscal 2018 was $239 million with GAAP revenue of $233 million. Total software and services revenue of $218 million (non-GAAP) and $212 million (GAAP) broke the record set last quarter. Approximately 70% of fourth quarter software and services revenue (excluding IP licensing and professional services) was recurring. BlackBerry had approximately 3,500 enterprise customer orders in the quarter.

•
Non-GAAP operating income was $19 million, and non-GAAP earnings per share was $0.05 (basic and diluted). GAAP operating loss was $17 million. GAAP net loss for the quarter was $0.02 per basic share and $0.06 per diluted share. GAAP net income includes $28 million in restructuring charges, $22 million in acquired intangibles amortization expense, a benefit of $34 million related to the fair value adjustment on the debentures, and other amounts as summarized in a table below.

•
Total cash, cash equivalents, short-term and long-term investments were approximately $2.4 billion as of February 28, 2018. Free cash flow was $31 million, before considering the costs related to restructuring and transition from the hardware business as well as the net impact of arbitration awards and damages. Cash generated from operations was $35 million and capital expenditures were $4 million. Excluding $605 million in the face value of the company’s debt, the net cash balance at the end of the quarter was approximately $1.7 billion.

“I am very pleased with our execution. We achieved another record quarter in software and services revenue as we grew across all three of our software businesses. We also generated positive non-GAAP EPS and cash flow from operations for the fiscal year,” said John Chen, Executive Chairman and CEO, BlackBerry. “Customers and partners recognize our technology innovation and market leadership. BlackBerry’s market opportunities in unified endpoint management and embedded software are significant and synergistic, and our innovation and execution give us confidence to be a leader in the Enterprise of Things.”
Fourth Quarter Fiscal 2018 Business and Financial Highlights

•	Software and services revenue of $218 million (non-GAAP) and $212 million (GAAP), breaking the record set last quarter

•	Gross margin of 79% (non-GAAP) and 76% (GAAP), breaking the record set last quarter

•	Operating income of $19 million (non-GAAP) and operating loss of $17 million (GAAP); positive non-GAAP operating income for the eighth consecutive quarter

•	Secured several notable new BlackBerry QNX design wins and partnerships, including with Baidu and NVIDIA

•	Launched BlackBerry Jarvis, a binary static analysis Software-as-a-Service (SaaS) tool that can help automakers secure the software supply chain

•	Expanded BlackBerry Radar partnership with Fleet Complete to their BigRoad Freight program, which supports over 500,000 drivers

•	Announced a new partnership with Pana-Pacific to make BlackBerry Radar available to more than 2,800 commercial vehicle dealers in North America

•	After the quarter closed, announced BlackBerry Enterprise BRIDGE, which provides customers a highly secure way to seamlessly use native Microsoft mobile apps from within BlackBerry Dynamics

•	After the quarter closed, entered into a multi-year agreement with Jaguar Land Rover to develop and license BlackBerry QNX and Certicom technology for their next-generation vehicles
Fiscal 2018 Financial Highlights

•	Total non-GAAP software and services revenue of $782 million, an increase of 14% year-over-year

•	Total GAAP software and services revenue of $747 million, an increase of 20% year-over-year

•	Non-GAAP EPS of $0.14 (per basic and diluted share), an increase from $0.06 in fiscal 2017

•	GAAP EPS of $0.76 per basic share and $0.74 per diluted share

•	Free cash flow of $47 million, before considering the costs related to restructuring and transition from the hardware business as well as the net impact of arbitration awards and damages
Fiscal 2019 Outlook
BlackBerry’s outlook for fiscal 2019 is as follows:

•	Total company software and services billings growth is expected to be double-digits

•	Non-GAAP EPS is expected to be positive

•	Free cash flow is expected to be positive for the full year, before considering the impact of restructuring and legal proceedings

Reconciliation of GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share to Non-GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share for the three months ended February 28, 2018:

Q4 Fiscal 2018 Non-GAAP Adjustments		For the Three Months Ended February 28, 2018 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income	Basic earnings per share
As reported		$233	$177	76.0%	$(14)	$(10)	$(0.02)
Debentures fair value adjustment (2)	Debentures fair value adjustment	—	—	—%	(34)	(34)
Selective patent abandonment (3)	Loss on sale, disposal and abandonment	—	—	—%	2	2
RAP charges (4)	Cost of sales	—	3	1.3%	3	3
RAP charges (4)	Selling, marketing and administration	—	—	—%	23	23
Software deferred revenue acquired (5)	Revenue	6	6	0.5%	6	6
Stock compensation expense (6)	Cost of sales	—	1	0.4%	1	1
Stock compensation expense (6)	Research and development	—	—	—%	3	3
Stock compensation expense (6)	Selling, marketing and administration	—	—	—%	9	9
Acquired intangibles amortization (7)	Amortization	—	—	—%	22	22
Arbitration awards, net (8)	Investment income (loss), net	—	—	—%	(1)	(1)
Legacy royalty adjustments (9)	Cost of sales	—	1	0.5%	1	1
		$239	$188	78.7%	$21	$25	$0.05
Note: Non-GAAP revenue, non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income before income taxes, non-GAAP net income and non-GAAP income per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the fourth quarter of fiscal 2018, the Company reported GAAP gross margin of $177 million or 76.0% of revenue. Excluding the impact of the resource alignment program (“RAP”) charges, stock compensation expense, and legacy royalty adjustments included in cost of sales and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $188 million, or 78.7% of revenue.

(2)
During the fourth quarter of fiscal 2018, the Company recorded the Q4 Fiscal 2018 Debentures Fair Value Adjustment of $34 million. This adjustment was presented on a separate line in the Consolidated Statements of Operations.

(3)
During the fourth quarter of fiscal 2018, the Company incurred charges related to selective patent abandonments of $2 million, which was included in loss on sale, disposal and abandonment of long-lived assets.

(4)
During the fourth quarter of fiscal 2018, the Company incurred charges related to the RAP of approximately $26 million, of which $3 million was included in cost of sales and $23 million was included in selling, marketing and administration expense.

(5)
During the fourth quarter of fiscal 2018, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $6 million, which was included in enterprise software and services revenue.

(6)
During the fourth quarter of fiscal 2018, the Company recorded stock compensation expense of $13 million, of which $1 million was included in cost of sales, $3 million was included in research and development, and $9 million was included in selling, marketing and administration expenses.

(7)	During the fourth quarter of fiscal 2018, the Company recorded amortization of intangible assets acquired through business combinations of $22 million, which was included in amortization expense.

(8)
During the fourth quarter of fiscal 2018, the Company recorded an interest true-up gain relating to the interest paid under the Nokia arbitration of $1 million was included in investment income (loss).

(9)	During the fourth quarter of fiscal 2018, the Company recorded a true-up relating to legacy royalty arrangements under the handheld devices business of $1 million, which was included in cost of sales.
Supplementary Geographic Revenue Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Region

	For the Quarters Ended
	February 28, 2018		November 30, 2017		August 31, 2017		May 31, 2017		February 28, 2017
North America	$147	63.1%	$133	58.9%	$133	55.9%	$127	54.0%	$166	58.0%
Europe, Middle East and Africa	63	27.0%	69	30.5%	76	31.9%	70	29.8%	83	29.0%
Latin America	4	1.7%	3	1.3%	4	1.7%	4	1.7%	5	1.8%
Asia Pacific	19	8.2%	21	9.3%	25	10.5%	34	14.5%	32	11.2%
Total	$233	100.0%	$226	100.0%	$238	100.0%	$235	100.0%	$286	100.0%
Supplementary Revenue by Product and Service Type Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Product and Service Type

	US GAAP		Adjustments		Non-GAAP
	For the Three Months Ended		For the Three Months Ended		For the Three Months Ended
	February 28, 2018	February 28, 2017	February 28, 2018	February 28, 2017	February 28, 2018	February 28, 2017
Enterprise software and services	$108	$91	$6	$11	$114	$102
BlackBerry Technology Solutions	46	35	—	—	46	35
Licensing, IP and other	58	56	—	—	58	56
Handheld devices	2	55	—	—	2	55
SAF	19	49	—	—	19	49
Total	$233	$286	$6	$11	$239	$297

Reconciliation of GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share to Non-GAAP revenue, gross margin, gross margin percentage, income before income taxes, net income and basic earnings per share for the year ended February 28, 2018:

Fiscal 2018 Non-GAAP Adjustments		For the Year Ended February 28, 2018 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Net income before income taxes	Net income	Basic earnings per share
As reported		$932	$670	71.9%	$406	$405	$0.76
LLA Impairment Charge (2)	Impairment of long-lived assets	—	—	—%	11	11
Debentures fair value adjustment (3)	Debentures fair value adjustment	—	—	—%	191	191
Selective patent abandonment (4)	Loss on sale, disposal and abandonment	—	—	—%	4	4
RAP charges (5)	Cost of sales	—	11	1.2%	11	11
RAP charges (5)	Research and development	—	—	—%	5	5
RAP charges (5)	Selling, marketing and administration	—	—	—%	62	62
Software deferred revenue acquired (6)	Revenue	35	35	0.9%	35	35
Stock compensation expense (7)	Cost of sales	—	4	0.5%	4	4
Stock compensation expense (7)	Research and development	—	—	—%	12	12
Stock compensation expense (7)	Selling, marketing and administration	—	—	—%	33	33
Acquired intangibles amortization (8)	Amortization	—	—	—%	95	95
Business acquisition and integration costs (9)	Selling, marketing and administration	—	—	—%	14	14
Arbitration awards, net (10)	Arbitration awards, net	—	—	—%	(683)	(683)
Arbitration awards, net (10)	Investment income (loss), net	—	—	—%	(123)	(123)
Legacy royalty adjustments (11)	Cost of sales	—	1	0.1%	1	1
Adjusted		$967	$721	74.6%	$78	$77	$0.14
Note: Non-GAAP revenue, non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP income before income taxes, non-GAAP net income and non-GAAP income per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During fiscal 2018, the Company reported GAAP gross margin of $670 million or 71.9% of revenue. Excluding the impact of the RAP charges, stock compensation expense, and legacy royalty adjustments included in cost of sales and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $721 million, or 74.6% of revenue.

(2)	During fiscal 2018, the Company recorded a long-lived asset (“LLA”) impairment charge of $11 million, which was presented on a separate line in the Consolidated Statements of Operations.

(3)	During fiscal 2018, the Company recorded the Fiscal 2018 Debentures Fair Value Adjustment of $191 million, which was presented on a separate line in the Consolidated Statements of Operations.

(4)	During fiscal 2018, the Company incurred charges related to selective patent abandonments of $4 million, which was included in loss on sale, disposal and abandonment of long-lived assets.

(5)
During fiscal 2018, the Company incurred charges related to the RAP of approximately $78 million, of which $11 million was included in cost of sales, $5 million was included in research and development, and $62 million was included in selling, marketing and administration expense.

(6)
During fiscal 2018, the Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $35 million, which was included in enterprise software and services revenue.

(7)
During fiscal 2018, the Company recorded stock compensation expense of $49 million, of which $4 million was included in cost of sales, $12 million was included in research and development, and $33 million was included in selling, marketing and administration expenses.

(8)	During fiscal 2018, the Company recorded amortization of intangible assets acquired through business combinations of $95 million, which was included in amortization expense.

(9)
During fiscal 2018, the Company recorded business acquisition and integration costs incurred through business combinations of $14 million, which was including in selling, marketing and administration expenses.

(10)
During fiscal 2018, the Company recorded net arbitration awards in connection with the Qualcomm and Nokia arbitrations of $806 million, of which $683 million was presented on a separate line in the Consolidated Statements of Operations, and $123 million was included in investment income (loss), net.

(11)	During fiscal 2018, the Company recorded a true-up relating to legacy royalty arrangements under the handheld devices business of $1 million, which was included in cost of sales.
Supplementary Revenue by Product and Service Type Breakdown

BlackBerry Limited
(United States dollars, in millions)
Revenue by Product and Service Type

	US GAAP		Adjustments		Non-GAAP
	For the Years Ended		For the Years Ended		For the Years Ended
	February 28, 2018	February 28, 2017	February 28, 2018	February 28, 2017	February 28, 2018	February 28, 2017
Enterprise software and services	$388	$345	$35	$65	$423	$410
BlackBerry Technology Solutions	163	151	—	—	163	151
Licensing, IP and other	196	126	—	—	196	126
Handheld devices	64	374	—	—	64	374
SAF	121	313	—	—	121	313
Total	$932	$1,309	$35	$65	$967	$1,374

Conference Call and Webcast
A conference call and live webcast will be held today beginning at 8 a.m. ET, which can be accessed by dialing 1-888-394-8218 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 11 a.m. ET by dialing 1-888-203-1112 and entering Conference ID #5199837 and at the link above.
About BlackBerry
BlackBerry is an enterprise software and services company focused on securing and managing IoT endpoints. The company does this with BlackBerry Secure, an end-to-end Enterprise of Things platform, comprised of its enterprise communication and collaboration software and safety-certified embedded solutions. Based in Waterloo, Ontario, the company was founded in 1984 and operates in North America, Europe, Asia, Australia, Middle East, Latin America and Africa. The Company trades under the ticker symbol "BB" on the Toronto Stock Exchange and the New York Stock Exchange. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465

investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@blackberry.com

###

This news release contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements regarding: the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives and its intentions to grow revenue and increase and enhance its product and service offerings; and the Company’s expectations regarding its free cash flow, non-GAAP earnings per share and total software and services billings growth for fiscal 2019.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to, the Company’s expectations regarding its business, strategy, opportunities and prospects, the launch of new products and services, general economic conditions, competition, and the Company’s expectations regarding its financial performance. Many factors could cause BlackBerry’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance; BlackBerry’s ability to maintain or expand its customer base for its software and services offerings to grow revenue or achieve sustained profitability; the intense competition faced by BlackBerry; the occurrence or perception of a breach of BlackBerry’s network or product security measures or an inappropriate disclosure of confidential or personal information; risks related to BlackBerry’s continuing ability to attract new personnel, retain existing key personnel and manage its staffing effectively; BlackBerry’s dependence on its relationships with resellers and distributors; the risk that network disruptions or other business interruptions could have a material adverse effect on BlackBerry’s business and harm its reputation; risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect BlackBerry’s results of operations; risks related to BlackBerry’s products and services being dependent upon interoperability with rapidly changing systems provided by third parties; BlackBerry’s ability to generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers; the risk that failure to protect BlackBerry’s intellectual property could harm its ability to compete effectively and BlackBerry may not earn the revenues it expects from intellectual property rights; the risk that BlackBerry could be found to have infringed on the intellectual property rights of others; the risk that litigation against BlackBerry may result in adverse outcomes; risks related to the use and management of user data and personal information, which could give rise to liabilities as a result of legal, customer and other third-party requirements; BlackBerry’s ability to obtain rights to use third-party software; the substantial asset risk faced by BlackBerry, including the potential for charges related to its long-lived assets and goodwill; risks related to BlackBerry’s indebtedness, which could adversely affect its operating flexibility and financial condition; risks related to government regulations applicable to BlackBerry’s products and services, including products containing encryption capabilities, which could negatively impact BlackBerry’s business; risks related to foreign operations, including fluctuations in foreign currencies; risks associated with any errors in BlackBerry’s products and services, which can be difficult to remedy and could have a material adverse effect on BlackBerry’s business; risks related to the failure of BlackBerry’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws; BlackBerry’s reliance on third parties to manufacture and repair its hardware products; risks related to fostering an ecosystem of third-party application developers; risks related to regulations regarding health and safety, hazardous materials usage and conflict minerals, and to product certification risks; risks related to tax provision changes, the adoption of new tax legislation, or exposure to additional tax liabilities; risks related to the fluctuation of BlackBerry’s quarterly revenue and operating results; the volatility of the market price of BlackBerry’s common shares; and risks related to adverse economic and geopolitical conditions.

These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). All of these factors should be considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking statements. Any statements that are forward-looking statements are intended to enable BlackBerry’s shareholders to view the anticipated performance and prospects of BlackBerry from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting BlackBerry’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in BlackBerry’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the industries in which BlackBerry operates. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

©2018 BlackBerry Limited. Trademarks, including but not limited to BLACKBERRY, BBM, BES, EMBLEM Design, ATHOC and SECUSMART are the trademarks or registered trademarks of BlackBerry Limited, its subsidiaries and/or affiliates, used under license, and the exclusive rights to such trademarks are expressly reserved. All other trademarks are the property of their respective owners.
###

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the Three Months Ended			For the Years Ended
	February 28, 2018	November 30, 2017	February 28, 2017	February 28, 2018	February 28, 2017
Revenue	$233	$226	$286	$932	$1,309
Cost of sales	56	58	114	262	692
Gross margin	177	168	172	670	617
Gross margin %	76.0%	74.3%	60.1%	71.9%	47.1%
Operating expenses
Research and development	58	60	57	239	306
Selling, marketing and administration	131	118	144	467	553
Amortization	37	37	45	153	186
Impairment of goodwill	—	—	—	—	57
Impairment of long-lived assets	—	—	—	11	501
Loss (gain) on sale, disposal and abandonment of long-lived assets	2	2	(1)	9	171
Debentures fair value adjustment	(34)	77	(16)	191	24
Arbitration charges (awards)	—	132	—	(683)	—
	194	426	229	387	1,798
Operating income (loss)	(17)	(258)	(57)	283	(1,181)
Investment income (loss), net	3	(17)	8	123	(27)
Income (loss) before income taxes	(14)	(275)	(49)	406	(1,208)
Provision for (recovery of) income taxes	(4)	—	(2)	1	(2)
Net income (loss)	$(10)	$(275)	$(47)	$405	$(1,206)
Earnings (loss) per share
Basic	$(0.02)	$(0.52)	$(0.09)	$0.76	$(2.30)
Diluted	$(0.06)	$(0.52)	$(0.10)	$0.74	$(2.30)

Weighted-average number of common shares outstanding (000’s)
Basic	536,594	532,496	530,352	532,888	525,265
Diluted	597,094	532,496	590,852	545,886	525,265
Total common shares outstanding (000’s)	536,734	536,307	530,497	536,734	530,497

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions)(unaudited)

Consolidated Balance Sheets

	As at
	February 28, 2018	February 28, 2017
Assets
Current
Cash and cash equivalents	$816	$734
Short-term investments	1,443	644
Accounts receivable, net	151	200
Other receivables	71	27
Inventories	3	26
Income taxes receivable	26	31
Other current assets	38	55
	2,548	1,717
Long-term receivables	25	7
Long-term investments	55	269
Deferred income tax assets	3	—
Restricted cash and cash equivalents	39	51
Property, plant and equipment, net	64	91
Goodwill	569	559
Intangible assets, net	477	602
	$3,780	$3,296
Liabilities
Current
Accounts payable	$46	$128
Accrued liabilities	205	240
Income taxes payable	18	14
Deferred revenue	195	239
	464	621
Other long-term liabilities	23	18
Long-term debt	782	591
Deferred income tax liabilities	6	9
	1,275	1,239
Shareholders’ equity
Capital stock and additional paid-in capital	2,560	2,512
Deficit	(45)	(438)
Accumulated other comprehensive loss	(10)	(17)
	2,505	2,057
	$3,780	$3,296

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data)(unaudited)

Consolidated Statements of Cash Flows

	For the Years Ended
	February 28, 2018	February 28, 2017
Cash flows from operating activities
Net income (loss)	405	(1,206)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	177	239
Deferred income taxes	(7)	33
Stock-based compensation	49	60
Impairment of goodwill	—	57
Impairment of long-lived assets	11	501
Loss on sale, disposal and abandonment of long-lived assets	9	171
Debentures fair value adjustment	191	24
Long-term receivables	(18)	—
Other long-term liabilities	5	(5)
Other	(6)	—
Net changes in working capital items
Accounts receivable, net	49	166
Other receivables	(44)	17
Inventories	23	117
Income tax receivable	2	2
Other current assets	16	45
Accounts payable	(82)	(179)
Accrued liabilities	(36)	(94)
Income taxes payable	4	(28)
Deferred revenue	(44)	(144)
Net cash provided by (used in) operating activities	704	(224)
Cash flows from investing activities
Acquisition of long-term investments	(27)	(430)
Proceeds on sale or maturity of long-term investments	77	228
Acquisition of property, plant and equipment	(15)	(17)
Proceeds on sale of property, plant and equipment	3	95
Acquisition of intangible assets	(30)	(52)
Business acquisitions, net of cash acquired	—	(5)
Acquisition of short-term investments	(3,499)	(1,366)
Proceeds on sale or maturity of short-term investments	2,861	2,271
Net cash provided by (used in) investing activities	(630)	724
Cash flows from financing activities
Issuance of common shares	8	5
Payment of contingent consideration from business acquisitions	—	(15)
Excess deficiency related to stock-based compensation	—	(1)
Common shares repurchased	(18)	—
Effect of foreign exchange gains on restricted cash and cash equivalents	—	(3)
Repurchase of 6% Debentures	—	(1,315)
Issuance of 3.75% Debentures	—	605
Transfer from restricted cash and cash equivalents	12	2
Net cash provided by (used in) financing activities	2	(722)
Effect of foreign exchange loss on cash and cash equivalents	6	(1)
Net increase (decrease) in cash and cash equivalents during the year	82	(223)
Cash and cash equivalents, beginning of year	734	957
Cash and cash equivalents, end of year	$816	$734

As at	February 28, 2018	February 28, 2017
Cash and cash equivalents	$816	$734
Short-term investments	$1,443	$644
Long-term investments	$55	$269
Restricted cash	$39	$51

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18

Enterprise software and services	$82	$84	$87	$91	$344	$92	$91	$97	$108	$388
BlackBerry Technology Solutions	35	38	43	35	151	36	38	43	46	163
Licensing, IP & other	25	16	30	56	127	32	56	50	58	196
Software and services	142	138	160	182	622	160	185	190	212	747
Handheld devices	152	105	62	55	374	37	16	9	2	64
Service access fees	106	91	67	49	313	38	37	27	19	121
Revenue	400	334	289	286	1,309	235	238	226	233	932
Cost of sales
Cost of sales	200	139	94	110	542	85	63	58	56	262
Inventory write-down	46	97	2	4	150	—	—	—	—	—
Total cost of sales	246	236	96	114	692	85	63	58	56	262
Gross margin	154	98	193	172	617	150	175	168	177	670
Operating expenses
Research and development	89	85	75	57	306	61	60	60	58	239
Selling, marketing and administration	129	138	141	144	553	109	110	118	131	467
Amortization	54	44	43	45	186	40	39	37	37	153
Impairment of goodwill	57	—	—	—	57	—	—	—	—	—
Impairment of long-lived assets	501	—	—	—	501	—	11	—	—	11
Loss on sale, disposal and abandonment of long-lived assets	3	124	46	(1)	171	1	3	2	2	9
Debentures fair value adjustment	(24)	62	2	(16)	24	218	(70)	77	(34)	191
Arbitration awards (charges)	—	—	—	—	—	(815)	—	132	—	(683)
Total operating expenses	809	453	307	229	1,798	(386)	153	426	194	387
Operating income (loss)	(655)	(355)	(114)	(57)	(1,181)	536	22	(258)	(17)	283
Investment income (loss), net	(15)	(16)	(4)	8	(27)	136	1	(17)	3	123
Income (loss) before income taxes	(670)	(371)	(118)	(49)	(1,208)	672	23	(275)	(14)	406
Provision for (recovery of) income taxes	—	1	(1)	(2)	(2)	1	4	—	(4)	1
Net income (loss)	$(670)	$(372)	$(117)	$(47)	$(1,206)	$671	$19	$(275)	$(10)	$405
Earnings (loss) per share
Basic earnings (loss) per share	$(1.28)	$(0.71)	$(0.22)	$(0.09)	$(2.30)	$1.26	$0.04	$(0.52)	$(0.02)	$0.76
Diluted earnings (loss) per share	$(1.28)	$(0.71)	$(0.22)	$(0.10)	$(2.30)	$1.23	$(0.07)	$(0.52)	$(0.06)	$0.74
Weighted-average number of common shares outstanding (000’s)
Basic	521,905	522,826	526,102	530,352	525,265	531,096	531,381	532,496	536,594	532,888
Diluted	521,905	522,826	526,102	590,852	525,265	544,077	606,645	532,496	597,094	545,886

Non-GAAP Adjustments (Three Months Ended, Pre-Tax and After Tax)	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18
LLA impairment charge	$501	$—	$—	$—	$501	$—	$11	$—	$—	$11
Selective patent abandonments	2	—	1	1	4	1	2	—	2	4
Goodwill impairment charge	57	—	—	—	57	—	—	—	—	—
Inventory write-down	41	96	—	4	141	—	—	—	—	—
Debentures fair value adjustment	(24)	62	2	(16)	24	218	(70)	77	(34)	191
Write-down of assets held for sale	—	123	42	—	165	—	—	—	—	—
RAP charges	23	24	23	24	95	16	16	20	26	78
CORE program recoveries	(2)	(2)	(2)	—	(7)	—	—	—	—	—
Software deferred revenue acquired	24	18	12	11	65	9	11	9	6	35
Stock compensation expense	12	18	15	15	60	13	12	12	13	49
Acquired intangibles amortization	28	28	28	28	112	25	24	23	22	95
Business acquisition and integration	7	4	5	3	19	11	1	1	—	14
Arbitration charges (awards)	—	—	—	—	—	(954)	—	149	(1)	(806)
Legacy royalty adjustments	—	—	—	—	—	—	—	—	1	1
Total Non-GAAP Adjustments	$669	$371	$126	$70	$1,236	$(661)	$7	$291	$35	$(328)

Non-GAAP Gross Profit	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18
GAAP revenue	$400	$334	$289	$286	$1,309	$235	$238	$226	$233	$932

Software deferred revenue acquired	24	18	12	11	65	9	11	9	6	35
Non-GAAP revenue	424	352	301	297	1,374	244	249	235	239	967
Total cost of sales	(246)	(236)	(96)	(114)	(692)	(85)	(63)	(58)	(56)	(262)
Non-GAAP adjustments to cost of sales	48	103	5	11	167	4	4	3	5	16
Non-GAAP Gross Profit	$226	$219	$210	$194	$849	$163	$190	$180	$188	$721

Adjusted EBITDA	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18
GAAP operating income (loss)	$(655)	$(355)	$(114)	$(57)	$(1,181)	$536	$22	$(258)	$(17)	$283
Non-GAAP adjustments to operating income (loss)	669	371	126	70	1,236	(522)	7	274	36	(205)
Non-GAAP operating income	14	16	12	13	55	14	29	16	19	78
Amortization	72	57	53	57	239	51	45	42	39	177
Acquired intangibles amortization	(28)	(28)	(28)	(28)	(112)	(25)	(24)	(23)	(22)	(95)
Adjusted EBITDA	$58	$45	$37	$42	$182	$40	$50	$35	$36	$160

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Net Loss and Non-GAAP Loss per Share	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18
GAAP net income (loss)	$(670)	$(372)	$(117)	$(47)	$(1,206)	$671	$19	$(275)	$(10)	$405
Total Non-GAAP adjustments (three months ended, after-tax)	669	371	126	70	1,236	(661)	7	291	35	(328)
Non-GAAP Net Income (Loss)	$(1)	$(1)	$9	$23	$30	$10	$26	$16	$25	$77
Non-GAAP Income (Loss) per Share	$0.00	$0.00	$0.02	$0.04	$0.06	$0.02	$0.05	$0.03	$0.05	$0.14
Shares outstanding for Non-GAAP Income per share reconciliation	521,905	522,826	526,102	530,352	525,265	531,096	531,381	532,496	536,594	532,888

Non-GAAP revenue, non-GAAP income (loss) before income taxes, non-GAAP net income (loss), non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings (loss) per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.
BlackBerry Investor Relations Pre-Tax CORE Recovery Details

	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18
Selling, marketing and administration	$(2)	$(2)	$(2)	$—	(7)	$—	$—	$—	$—	—
Total CORE recoveries	$(2)	$(2)	$(2)	$—	$(7)	$—	$—	$—	$—	$—
BlackBerry Investor Relations Pre-Tax RAP Charge Details

	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18
Cost of sales	$7	$7	$5	$6	$25	$3	$3	$2	$3	$11
Research and development	2	—	(1)	3	4	3	1	1	—	5
Selling, marketing and administration	14	17	19	15	66	10	12	17	23	62
Total RAP charges	$23	$24	$23	$24	$95	$16	$16	$20	$26	$78
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY17	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY18
In cost of sales
Property, plant and equipment	$12	$12	$10	$9	$43	$7	$4	$5	$2	$18
Intangible assets	6	1	—	3	10	4	2	—	—	6
Total in cost of sales	18	13	10	12	53	11	6	5	2	24

In operating expenses amortization
Property, plant and equipment	12	8	6	7	33	5	5	3	5	18
Intangible assets	42	36	37	38	153	35	34	34	32	135
Total in operating expenses amortization	54	44	43	45	186	40	39	37	37	153

Total amortization
Property, plant and equipment	24	20	16	16	76	12	9	8	7	36
Intangible assets	48	37	37	41	163	39	36	34	32	141
Total amortization	$72	$57	$53	$57	$239	$51	$45	$42	$39	$177

The information above is supplied to provide meaningful supplemental information regarding the Company’s operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	March 28, 2018	By:	/s/ Steven Capelli
			Name:	Steven Capelli
			Title:	Chief Financial Officer & Chief Operating Officer